Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Nutraceutical International Corporation
Form 10-K for the Fiscal Year Ended September 30, 2007
Filed November 29, 2007
File No. 000-23731

Dear Mr. Rosenberg:

We are in receipt of your comment letter dated February 4, 2008.  Our responses, which follow the outline of your letter, are as follows:

Form 10-K for the Fiscal Year Ended September 30, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 29

1.             Comment:  Please revise your discussion regarding the change in net sales from year to year to separately identify changes in volume versus changes in prices as required by Item 303(a)(3)(iii) of Regulation S-K.

Response:  We have noted the staff’s comment regarding the change in net sales from year-to-year to separately identify changes related to volume versus changes related to prices as required by Regulation S-K.  The nutritional product market we focus on is extremely price competitive.  As noted on page 34 under “Inflation”, the competitive environment we operate in limits our ability to increase prices.  Historically, our wholesale prices to our customers have generally remained stable from year-to-year with some minimal changes in our discount and promotional programs.  As a result, any changes in our net sales are normally the result of volume changes.  For fiscal 2007, the incremental amount of net sales of branded nutritional supplements and other natural products related to price changes was less than 0.5% of the related net sales.

In future filings, we will specifically note in our discussion of net sales that the change in net sales is related to volume changes and that the impact related to price changes is immaterial.  Also, we will continue to consider both the volume and price components of changes in net sales, and should price changes become material in future periods, we will separately quantify that component.

Notes to Consolidated Financial Statements

Note 3:  Acquisitions, page F-11

2.             Comment:  Please revise your disclosure to provide the pro forma results of operations information for your acquisitions as required by paragraphs 54 and 55 of SFAS 141.

                Response:  We have noted the staff’s comment regarding the disclosure of pro forma results of operations information for our acquisitions.  We evaluate our acquisitions, individually and in the aggregate, to determine materiality.  In fiscal 2007, our six acquisitions were completed throughout the fiscal year with three acquisitions occurring in the first quarter, one occurring in the second quarter and two occurring in the third quarter.  Of the six acquisitions completed in fiscal 2007, no single acquisition represented more than 2.9% of actual consolidated net sales for fiscal 2007 and no single acquisition represented more than 4.6% of actual consolidated net income.  In the aggregate, actual net sales related to the fiscal 2007 acquisitions were approximately 8.8% of consolidated net sales for fiscal 2007 and actual net income related to the fiscal 2007 acquisitions was approximately 5.4% of consolidated net income for fiscal 2007.

In looking at the acquisitions on a pro forma basis as if each of the acquisitions had occurred at the beginning of fiscal 2007, the single largest acquisition represented approximately 2.3% of additional pro forma net sales and approximately 2.9% of additional pro forma net income.  On an aggregate pro forma basis, the six acquisitions combined represented approximately 6.4% of additional pro forma net sales and approximately 7.6% of additional pro forma net income as illustrated in the table below:

Consolidated Pro Forma

Fiscal 2007

(dollars in thousands)

	Fiscal 2007	Fiscal 2007
	Consolidated	Pro Forma	Dollar	Percentage
	As Reported	Consolidated	Difference	Difference
Net Sales	$156,548	$166,494	$9,946	6.4%

Net Income	$12,972	$13,964	$992	7.6%

In determining materiality, we also considered a couple of additional qualitative factors.  First, acquisitions we make can cannibalize sales of certain existing products.  The overall impact of this cannibalization can be difficult to predict.  Second, after completing each acquisition, we continue to evaluate the customers of the acquired businesses and may choose to reduce or discontinue sales to certain of these customers after acquisition based on overall profitability of the customer as well as other business considerations.  The total extent of these sales reductions can be difficult to estimate at the time of acquisition.  As a result of these factors, the impact of any acquisition to our net sales and net income are only incremental benefits and the presentation of pro forma net sales and net income could be misleading to investors by implying a larger impact of the acquisition than what management expects.

After considering both the quantitative and qualitative factors identified above, we determined that the fiscal 2007 acquisitions were immaterial for pro forma disclosure under SFAS 141, both individually and in the aggregate.  In fiscal 2006, we completed one acquisition with a total purchase price of $95,000 and its impact on net sales and net income was also determined to be immaterial for pro forma disclosure.

We will continue to evaluate future acquisitions under SFAS 141 for materiality, both individually and in the aggregate.  If future acquisitions are material, we will provide the pro forma information required by paragraphs 54 and 55 of SFAS 141 in our filings.

Note 13:  Operating Segments, page F-21

3.             Comment:  Please revise your disclosure to present your revenues for each product or group of similar products as required by paragraph 37 of SFAS 131.  Otherwise, please explain to us where you have made these disclosures in your financial statements.

Response:  We have noted the staff’s comment regarding the disclosure of revenues for product groups.  In future filings, we will disclose revenues by product group in our financial statements under the operating segment footnote.  This disclosure of revenue by product group will be similar to our disclosure under the net sales comparisons in Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 29 and 30.

Below is an example of the tabular disclosure to be used in future filings:

	Year Ended September 30,
	(dollars in thousands)
	2005	2006	2007

Branded nutritional supplements and other natural products	$130,805	$133,072	$139,437
Other (1)	17,382	17,333	17,111
	$148,187	$150,405	$156,548

(1)  Net sales for any other product or group of similar products are less than 10% of consolidated net sales.

In connection with our responses to your comments, the company supplementally acknowledges that:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing; and

•                  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s comments and remain committed to generating filings that we believe are useful to investors.  As noted in our responses, we will address certain comments, as appropriate, in future filings.  Please contact the undersigned if you have any questions about the foregoing responses.

Warmest regards,
Nutraceutical International Corporation

/s/ Cory J. McQueen

Cory J. McQueen
Vice President and
and Chief Financial Officer
435-655-6066